Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
March 23, 2015

Fuse Science, Inc.
5510 Merrick Road
Massapequa, NY 11758

March 23, 2015

Via Email
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Re:	Fuse Science, Inc.
Response letter to SEC’s March 16, 2015 letter
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2014
File No. 000-22991

Dear Mr. Riedler:

Please find our response to the comments received from you in your letter dated March 16, 2015 related to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) for Fuse Science, Inc. (the “Company”). For reference, we have reproduced the text of your comments below, followed by our response.

Proposal: Approval of an Amendment to the Articles of Incorporation to Effect a Reverse Stock Split, page 4

1.
We note your proposal seeks shareholder approval of an amendment to the articles of incorporation to effectuate a 1-for-100 reverse stock split and that you are not conducting a proportionate reduction in the amount of shares you are authorized to issue. Please expand your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the reverse stock split.

Response to Comment No. 1:

In response to the Commission’s comment, we have supplemented our disclosure on page 4 of the Proxy Statement by including the text below as an additional paragraph under the heading “Purpose of the Reverse Stock Split”:

    The Company presently has no specific plans, nor has it entered into any arrangements or understandings (other than the preliminary discussions with Series A shareholders described above) regarding the shares of common stock that will be newly available for issuance upon effectiveness of the Reverse Stock Split. However, the Company expects that holders of the Series A will resume conversions of the Series A into shares of common stock upon effectiveness of the Reverse Stock Split. Assuming the proposed agreement with Series A shareholders described above is executed, the Series A will be convertible into approximately 50.1 million shares of common stock, giving effect to the Reverse Stock Split. In addition, holders of the Company’s Series B Convertible Preferred Stock (the “Series B”) and Series C Convertible Preferred Stock (the “Series C”) may also choose to convert some or all of their shares upon effectiveness of the Reverse Stock Split. The Series B and Series C are convertible into 6,400 and approximately 117,000 shares of common stock, respectively, giving effect to the Reverse Stock Split.

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
March 23, 2015

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Ezra Green
Ezra Green, Chief Executive Officer